Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

United States of America

As representatives of the prospective underwriters

VIA EDGAR

July 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Matthew Derby, Staff Attorney
Mr. Craig Wilson, Senior Assistant Chief Accountant
Ms. Melissa Walsh, Staff Accountant

Re:	Aurora Mobile Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-225993)
Registration Statement on Form 8-A (Registration No. 001-38587)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Daylight Time on July 25, 2018, or as soon thereafter as is practicable.

2

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between July 13, 2018 and the date hereof, copies of the Company’s Preliminary Prospectus dated July 13, 2018 were distributed as follows: approximately 460 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Eric Liu
Name:	Eric Liu
Title:	Managing Director

[Acceleration Request Letter]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Head of Global Syndicate, Managing Director

[Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

By:	/s/ Thomas Schweigl
Name:	Thomas Schweigl
Title:	Director

[Acceleration Request Letter]